FOR IMMEDIATE RELEASE

                   TREDEGAR RELEASES ANNUAL MEETING HIGHLIGHTS

         RICHMOND, Va., May 20, 1999 -- At its annual meeting of shareholders, held today in Richmond, Va., Tredegar Corporation (NYSE:TG) expressed optimism about recent acquisitions and its prospects for growth in 2000, but said 1999 performance may be disappointing due to losses in its newly acquired Therics subsidiary and lower than expected profits in its plastic films business.

                   EXXON FILMS ACQUISITION A MAJOR OPPORTUNITY

         Earlier this week, Tredegar announced its acquisition of Exxon's plastic films business for $200 million. Douglas R. Monk, Tredegar's chief operating officer, said: "We think it's a great strategic fit. Exxon was an excellent competitor that we're thrilled to have on our side. They have exceptional technical strengths and a broad product line that's spread across a variety of similar and new markets for Tredegar."

         Regarding the near-term profit impact of the Exxon acquisition, Monk added: "We don't expect it to have much of an impact on earnings this year. Hopefully, we'll begin to see the results in the form of earnings growth next year, and momentum should build after that."

     THERICS TO GENERATE INITIAL LOSSES, LONG-TERM POTENTIAL IS SUBSTANTIAL

         Therics, the company's recently acquired drug delivery subsidiary, is expected to generate pretax losses of approximately $7 million (including goodwill amortization) over the next 12 months as it seeks revenue-based development partnerships. Tredegar said successful commercialization of Therics' technology could lead to substantial revenue and earnings growth. John D. Gottwald, Tredegar's president and chief executive officer, said: "On a risk-reward basis, I think Therics is a good bet, and we should know which way it's headed within a couple of years."

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TREDEGAR ANNUAL MEETING, page 2

                 ALUMINUM BUSINESS STRONG, SEEKING ACQUISITIONS

         The company said profits in aluminum extrusions, which have doubled since 1996, continue to be strong. Tredegar has doubled its production capacity in this business by adding five plants, one in mid-1997 and four more during 1998. Monk said: "The truly exciting thing is that most of our profit growth has been driven by our original three plants. If we make similar improvements in the acquired plants, we should be able to sustain the momentum we've achieved." He added that Tredegar is considering additional acquisitions in this business.

     FILMS PROFITS LOWER THAN EXPECTED IN 1999, OUTLOOK FOR 2000 IS POSITIVE

         The company said that 1999 profits in its films business continue to be affected by a variety of factors including higher product development costs, delays in new product introductions, start-up expenses at a new plant in Hungary, and weakness in Far East and Latin American markets. Gottwald said:
"Due to the sluggishness we're experiencing in films, which I suspect will continue to disappoint all of us for a while, and the newly added expenses associated with Therics, I expect 1999 results to be less than exciting and clearly lower than I had hoped."

         Gottwald added: "I'm optimistic that results in 2000 will improve as new products ramp up in films, the aluminum business continues to grow, and acquisition synergies kick in. Looking further down the road, if you factor in the potential of our technology businesses, the prospect of Tredegar achieving high growth rates becomes very intriguing. We've certainly planted the seeds for growth in future years."

         Based in Richmond, Va., Tredegar Corporation is a manufacturer of plastics and aluminum extrusions. Tredegar also has interests in drug discovery, drug delivery and a variety of other emerging technologies.

                                       ###



         This press release contains forward-looking statements based on management's beliefs, assumptions and currently available information. Due to potential changes in a variety of business and economic conditions, actual results may differ materially from those anticipated in forward-looking statements.